N-SAR Item 77.D.  Policies with Respect to Security Investment

     At a meeting held on January 15, 2002, the Board of Dreyfus Premier State Municipal Bond Fund adopted a fundamental policy to invest at least 80% of each series' assets in municipal bonds that provide income exempt from federal and, where applicable, state personal income taxes.